UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2025

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

July 30, 2025
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS SECOND QUARTER 2025 RESULTS
Financial and Production Highlights
•Net income attributable to Methanex shareholders of $64 million and Adjusted EBITDA of $183 million in the second quarter. Our average realized price in the second quarter was $374 per tonne compared to $404 per tonne in the first quarter of 2025.
•On June 27, 2025, we closed the acquisition of OCI Global's international methanol business ("OCI Acquisition") including an interest in two world-scale methanol facilities in Beaumont, Texas. Both plants have been operating safely and at 100% rates since acquisition.
•Production in the second quarter was 1,621,000 tonnes compared to 1,619,000 tonnes in the first quarter of 2025. Higher production from Geismar and Trinidad in the second quarter was offset by lower production from Chile, New Zealand, and Egypt as well as a planned turnaround at Medicine Hat.
•In the second quarter, $12.5 million was returned to shareholders through regular dividends. We ended the second quarter with $485 million in cash or $459 million excluding the non-controlling interest portion of $50 million but including our share of cash held by joint ventures of $24 million.
VANCOUVER, BRITISH COLUMBIA - For the second quarter of 2025, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $64 million ($0.93 net income per common share on a diluted basis) compared to net income of $111 million ($1.44 net income per common share on a diluted basis) in the first quarter of 2025. Adjusted EBITDA for the second quarter of 2025 was $183 million and Adjusted net income was $66 million ($0.97 Adjusted net income per common share). This compares with Adjusted EBITDA of $248 million and Adjusted net income of $88 million ($1.30 Adjusted net income per common share) for the first quarter of 2025.
Rich Sumner, President & CEO of Methanex, said, "This quarter represents an important milestone for the business with the closing of the OCI Acquisition. This expands our production footprint and strengthens our position in North America where we benefit from access to a stable and economic supply of natural gas feedstock. Our focus is now on completing a seamless integration and capturing the full strategic value of the acquisition. Methanol markets and pricing have been strong year to date, and while we continue to navigate macro uncertainty, we are focused on the reliable and cost efficient operation of our assets and supply chain to create long-term value for shareholders."
METHANEX CORPORATION 2025 SECOND QUARTER NEWS RELEASE                             PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2025. It is not a complete source of information for readers and is not in any way a substitute for reading the second quarter 2025 Management’s Discussion and Analysis ("MD&A") dated July 30, 2025 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2025, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2025 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,621	1,619	1,422	3,240	3,143
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,528	1,703	1,580	3,231	3,261
Purchased methanol	451	382	766	833	1,573
Commission sales	154	132	266	286	448
Total sales volume	2,133	2,217	2,612	4,350	5,282

Methanex average non-discounted posted price ($ per tonne) [2]	605	639	499	623	485
Average realized price ($ per tonne) [3]	374	404	352	390	348

Revenue	797	896	920	1,693	1,836
Net income (attributable to Methanex shareholders)	64	111	35	176	88
Adjusted net income [4]	66	88	42	154	86
Adjusted EBITDA [4]	183	248	164	431	324
Cash flows from operating activities	277	315	163	592	246

Basic net income per common share	0.95	1.65	0.52	2.60	1.30
Diluted net income per common share	0.93	1.44	0.52	2.36	1.27
Adjusted net income per common share [4]	0.97	1.30	0.62	2.27	1.27

Common share information (millions of shares)
Weighted average number of common shares	68	67	67	68	67
Diluted weighted average number of common shares	68	68	67	68	68
Number of common shares outstanding, end of period	77	67	67	77	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 16 of our second quarter MD&A dated July 30, 2025 for a description of each non-GAAP measure.

METHANEX CORPORATION 2025 SECOND QUARTER NEWS RELEASE                             PAGE 2

•A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income attributable to Methanex shareholders	$64	$111	$35	$176	$88
Mark-to-market impact of share-based compensation	(7)	(32)	8	(39)	(2)
Depreciation and amortization	102	106	101	208	196
Finance costs	51	51	28	102	55
Finance income and other expenses	(8)	(4)	(3)	(13)	(7)
Income tax expense	3	36	5	39	11
Earnings of associates adjustment	3	2	16	6	26
Non-controlling interests adjustment	(25)	(22)	(26)	(48)	(43)
Adjusted EBITDA	$183	$248	$164	$431	$324

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income attributable to Methanex shareholders	$64	$111	$35	$176	$88
Mark-to-market impact of share-based compensation, net of tax	(4)	(26)	7	(30)	(2)
Mark-to-market impact of gas contract revaluations, net of tax	6	3	—	8	—
Adjusted net income	$66	$88	$42	$154	$86
Diluted weighted average shares outstanding (millions)	68	68	67	68	68
Adjusted net income per common share	$0.97	$1.30	$0.62	$2.27	$1.27

•We recorded net income attributable to Methanex shareholders of $64 million in the second quarter of 2025 compared to net income of $111 million in the first quarter of 2025. Net income in the second quarter of 2025 was lower compared to the prior quarter primarily due to a lower average realized price and lower sales of produced product, partially offset by higher New Zealand gas sale net proceeds.
•We sold 2,133,000 tonnes in the second quarter of 2025 compared to 2,217,000 tonnes in the first quarter of 2025. Sales of Methanex-produced methanol were 1,528,000 tonnes in the second quarter of 2025 compared to 1,703,000 tonnes in the first quarter of 2025.
•Production of methanol for the second quarter of 2025 was 1,621,000 tonnes compared to 1,619,000 tonnes for the first quarter of 2025. Production was similar in the second quarter of 2025 compared to the first quarter of 2025. Higher production from Geismar and Trinidad in the second quarter was offset by lower production from Chile, New Zealand, and Egypt due to lower gas supply as well as a planned turnaround in Medicine Hat.
•In the second quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
•At June 30, 2025, we had a strong liquidity position including a cash balance of $485 million, or $459 million excluding non-controlling interests and including our share of cash in joint ventures. We also have access to a revolving credit facility which upon acquisition close increased to $600 million.
•On June 27, 2025 we closed on the OCI Acquisition. The acquired business includes an interest in i) two methanol facilities in Beaumont, Texas which have access to a stable and economic supply of natural gas feedstock and one of which also produces ammonia, ii) a low-carbon methanol production and marketing business, and iii) a currently idled methanol facility in the Netherlands. The acquisition was funded through a combination of cash and shares issued. The four days of operations and results of the acquired business post-close have been included in the quarterly results ended June 30, 2025.
METHANEX CORPORATION 2025 SECOND QUARTER NEWS RELEASE                             PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2025		Q1 2025	Q2 2024	YTD Q2 2025	YTD Q2 2024
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA
Geismar	1,000	829	617	514	1,446	1,085
Beaumont [2]	228	11	—	—	11	—
Natgasoline (50% interest) [2]	213	10	—	—	10	—
Chile	425	295	429	229	724	620
Trinidad [3]	215	216	137	231	353	489
New Zealand [4]	215	53	160	178	213	455
Egypt (50% interest)	158	124	136	129	260	212
Canada (Medicine Hat)	140	83	140	141	223	282
Total Methanol	2,594	1,621	1,619	1,422	3,240	3,143
Beaumont Ammonia [5]	85	4	—	—	4	—
Total Production	2,679	1,625	1,619	1,422	3,244	3,143
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The annual operating capacity of the Beaumont and Natgasoline facilities are 910,000 tonnes and 850,000 tonnes (50% interest), respectively. The actual production for Q2 2025 reflects 4 days of ownership.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
5The annual operating capacity of Beaumont ammonia facility is 340,000 tonnes. The actual production for Q2 2025 reflects 4 days of ownership.

Key production and operational highlights during the second quarter include:
United States
Geismar produced 829,000 tonnes in the second quarter of 2025 compared to 617,000 tonnes in the first quarter of 2025. Production was higher in the second quarter as G1 and G2 operated at full rates for the second quarter and G3 successfully restarted in early May. Towards the end of June, we experienced utilities and power outages which reduced methanol production in Geismar. All plants returned to production in early July and are currently operating at full rates.

Following the closing of the acquisition on June 27, 2025 the Beaumont plant produced 11,000 tonnes of methanol and 4,000 tonnes of ammonia and the Natgasoline plant produced 10,000 tonnes of methanol (Methanex share). Both plants have been operating safely and at 100% rates since acquisition.
Chile
Chile produced 295,000 tonnes in the second quarter of 2025 compared to 429,000 tonnes in the first quarter of 2025. As planned, we idled the Chile 4 plant on May 1, 2025 leading to lower production in the second quarter compared to both plants running at full rates in the first quarter. Chile 1 has continued to operate at a 100% rate while we are taking the opportunity to complete maintenance on Chile 4. Natural gas imports from Argentina are supporting higher operating rates through the Southern Hemisphere winter months. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability.
METHANEX CORPORATION 2025 SECOND QUARTER NEWS RELEASE                             PAGE 4

Trinidad
In Trinidad, the Titan plant produced 216,000 tonnes in the second quarter of 2025 compared to the 137,000 tonnes in the first quarter of 2025. The plant operated at full rates in the second quarter while the first quarter was impacted by an unplanned outage.
New Zealand
New Zealand produced 53,000 tonnes in the second quarter of 2025 compared to 160,000 tonnes in the first quarter of 2025. Second quarter production declined compared to the first quarter due to the temporary idling of operations in mid-May through the end of June under a short-term commercial agreement to redirect contracted natural gas to the New Zealand electricity market. The plant successfully restarted in early July and we have adjusted our forecasted production for 2025 for New Zealand to approximately 400,000 tonnes. Future production will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support New Zealand’s energy needs. Gas supply availability in New Zealand continues to be challenged and we continue to work with our gas suppliers and the government to sustain our operations in the country.
Egypt
Egypt produced 248,000 tonnes (Methanex interest - 124,000 tonnes) in the second quarter of 2025 compared to 272,000 tonnes (Methanex interest - 136,000 tonnes) in the first quarter of 2025. Production was lower compared to the first quarter as operating rates were impacted by gas availability due to import disruptions. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports, and seasonal demand fluctuations. We are monitoring the gas market closely and would expect to experience some curtailments in 2025, particularly in the summer months, depending on gas supply and demand conditions.
Canada
Medicine Hat produced 83,000 tonnes in the second quarter of 2025 compared to 140,000 tonnes in the first quarter of 2025. Production was lower in the second quarter due to a planned turnaround which was successfully completed in May.
Outlook
We expect our 2025 production, inclusive of our newly acquired assets, to be approximately 8.0 million tonnes (Methanex interest). Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the third quarter of 2025, we expect higher Adjusted EBITDA compared to the second quarter, with higher produced sales offset by a lower average realized price. Based on our July and August posted prices we expect that our average realized price range will be approximately $335 to $345 per tonne for these two months.

METHANEX CORPORATION 2025 SECOND QUARTER NEWS RELEASE                             PAGE 5

CONFERENCE CALL
A conference call is scheduled for July 31, 2025 at 11:00 am ET (8:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to customers globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This second quarter 2025 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2025 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
Throughout this document, the Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 16 of the Company's MD&A for the period ended June 30, 2025 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
-end-

For further information, contact:
Jessica Wood-Rupp
Director, Corporate Development and Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2025 SECOND QUARTER NEWS RELEASE                             PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

2
Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2025
At July 29, 2025 the Company had 77,339,520 common shares issued and outstanding and stock options exercisable for 1,350,101 additional common shares.

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This Second Quarter 2025 Management’s Discussion and Analysis dated July 30, 2025 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2025 as well as the 2024 Annual Consolidated Financial Statements and MD&A included in the Methanex 2024 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2024 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,621	1,619	1,422	3,240	3,143
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,528	1,703	1,580	3,231	3,261
Purchased methanol	451	382	766	833	1,573
Commission sales	154	132	266	286	448
Total sales volume	2,133	2,217	2,612	4,350	5,282

Methanex average non-discounted posted price ($ per tonne) [2]	605	639	499	623	485
Average realized price ($ per tonne) [3]	374	404	352	390	348

Revenue	797	896	920	1,693	1,836
Net income (attributable to Methanex shareholders)	64	111	35	176	88
Adjusted net income [4]	66	88	42	154	86
Adjusted EBITDA [4]	183	248	164	431	324
Cash flows from operating activities	277	315	163	592	246

Basic net income per common share	0.95	1.65	0.52	2.60	1.30
Diluted net income per common share	0.93	1.44	0.52	2.36	1.27
Adjusted net income per common share [4]	0.97	1.30	0.62	2.27	1.27

Common share information (millions of shares)
Weighted average number of common shares	68	67	67	68	67
Diluted weighted average number of common shares	68	68	67	68	68
Number of common shares outstanding, end of period	77	67	67	77	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 16 for a description of each non-GAAP measure.

METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income attributable to Methanex shareholders	$64	$111	$35	$176	$88
Mark-to-market impact of share-based compensation, net of tax	(4)	(26)	7	(30)	(2)
Mark-to-market impact of gas contract revaluations, net of tax	6	3	—	8	—
Adjusted net income [1]	$66	$88	$42	$154	$86
Diluted weighted average shares outstanding (millions)	68	68	67	68	68
Adjusted net income per common share [1]	$0.97	$1.30	$0.62	$2.27	$1.27
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 16 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $64 million in the second quarter of 2025 compared to net income of $111 million in the first quarter of 2025. Net income in the second quarter of 2025 was lower compared to the prior quarter primarily due to a lower average realized price and lower sales of produced product, partially offset by higher New Zealand gas sale net proceeds.
▪We sold 2,133,000 tonnes in the second quarter of 2025 compared to 2,217,000 tonnes in the first quarter of 2025. Sales of Methanex-produced methanol were 1,528,000 tonnes in the second quarter of 2025 compared to 1,703,000 tonnes in the first quarter of 2025. Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
▪Production of methanol for the second quarter of 2025 was 1,621,000 tonnes compared to 1,619,000 tonnes for the first quarter of 2025. Production was similar in the second quarter of 2025 compared to the first quarter of 2025. Higher production from Geismar and Trinidad in the second quarter was offset by lower production from Chile, New Zealand, and Egypt due to lower gas supply as well as a planned turnaround in Medicine Hat. Refer to the Production Highlights section on page 4 of the MD&A.
▪In the second quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At June 30, 2025, we had a strong liquidity position including a cash balance of $485 million, or $459 million excluding non-controlling interests and including our share of cash in joint ventures. We also have access to a revolving credit facility which upon acquisition close increased to $600 million.
▪On June 27, 2025, we closed the acquisition of OCI Global's international methanol business ("OCI Acquisition") including an interest in two world-scale methanol facilities in Beaumont, Texas. Both plants have been operating safely and at 100% rates since acquisition. The acquisition was funded through a combination of cash and shares issued. The four days of operations and results of the acquired business post-close have been included in the quarterly results ended June 30, 2025.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2025		Q1 2025	Q2 2024	YTD Q2 2025	YTD Q2 2024
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA
Geismar	1,000	829	617	514	1,446	1,085
Beaumont [2]	228	11	—	—	11	—
Natgasoline (50% interest) [2]	213	10	—	—	10	—
Chile	425	295	429	229	724	620
Trinidad [3]	215	216	137	231	353	489
New Zealand [4]	215	53	160	178	213	455
Egypt (50% interest)	158	124	136	129	260	212
Canada (Medicine Hat)	140	83	140	141	223	282
Total Methanol	2,594	1,621	1,619	1,422	3,240	3,143
Beaumont Ammonia [5]	85	4	—	—	4	—
Total Production	2,679	1,625	1,619	1,422	3,244	3,143
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2 The annual operating capacity of the Beaumont and Natgasoline facilities are 910,000 tonnes and 850,000 tonnes (50% interest), respectively. The actual production for Q2 2025 reflects 4 days of ownership.
3The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is currently idle. Refer to the New Zealand section below.
5The annual operating capacity of Beaumont ammonia facility is 340,000 tonnes. The actual production for Q2 2025 reflects 4 days of ownership.
Key production and operational highlights during the second quarter include:
United States
Geismar produced 829,000 tonnes in the second quarter of 2025 compared to 617,000 tonnes in the first quarter of 2025. Production was higher in the second quarter as G1 and G2 operated at full rates for the second quarter and G3 successfully restarted in early May. Towards the end of June, we experienced utilities and power outages which reduced methanol production in Geismar. All plants returned to production in early July and are currently operating at full rates.

Following the closing of the acquisition on June 27, 2025 the Beaumont plant produced 11,000 tonnes of methanol and 4,000 tonnes of ammonia and the Natgasoline plant produced 10,000 tonnes of methanol (Methanex share). Both plants have been operating safely and at 100% rates since acquisition.
Chile
Chile produced 295,000 tonnes in the second quarter of 2025 compared to 429,000 tonnes in the first quarter of 2025. As planned, we idled the Chile 4 plant on May 1, 2025 leading to lower production in the second quarter compared to both plants running at full rates in the first quarter. Chile 1 has continued to operate at a 100% rate while we are taking the opportunity to complete maintenance on Chile 4. Natural gas imports from Argentina are supporting higher operating rates through the Southern Hemisphere winter months. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year-round. While seasonality in production is expected to continue, we are seeing generally positive developments in natural gas availability.

METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Trinidad
In Trinidad, the Titan plant produced 216,000 tonnes in the second quarter of 2025 compared to the 137,000 tonnes in the first quarter of 2025. The plant operated at full rates in the second quarter while the first quarter was impacted by an unplanned outage.
New Zealand
New Zealand produced 53,000 tonnes in the second quarter of 2025 compared to 160,000 tonnes in the first quarter of 2025. Second quarter production declined compared to the first quarter due to the temporary idling of operations in mid-May through the end of June under a short-term commercial agreement to redirect contracted natural gas to the New Zealand electricity market. The plant successfully restarted in early July and we have adjusted our forecasted production for 2025 for New Zealand to approximately 400,000 tonnes. Future production will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support New Zealand’s energy needs. Gas supply availability in New Zealand continues to be challenged and we continue to work with our gas suppliers and the government to sustain our operations in the country.
Egypt
Egypt produced 248,000 tonnes (Methanex interest - 124,000 tonnes) in the second quarter of 2025 compared to 272,000 tonnes (Methanex interest - 136,000 tonnes) in the first quarter of 2025. Production was lower compared to the first quarter as operating rates were impacted by gas availability due to import disruptions. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports, and seasonal demand fluctuations. We are monitoring the gas market closely and would expect to experience some curtailments in 2025, particularly in the summer months, depending on gas supply and demand conditions.
Canada
Medicine Hat produced 83,000 tonnes in the second quarter of 2025 compared to 140,000 tonnes in the first quarter of 2025. Production was lower in the second quarter due to a planned turnaround which was successfully completed in May.
Outlook
We expect our 2025 production, inclusive of our newly acquired assets, to be approximately 8.0 million tonnes (Methanex interest). Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the third quarter of 2025, we expect higher Adjusted EBITDA compared to the second quarter, with higher produced sales offset by a lower average realized price. Based on our July and August posted prices we expect that our average realized price range will be approximately $335 to $345 per tonne for these two months.
ACQUISITION OF OCI'S GLOBAL METHANOL BUSINESS

On June 27, 2025 we closed on the OCI Acquisition. The acquired business includes an interest in i) two methanol facilities in Beaumont, Texas which have access to a stable and economic supply of natural gas feedstock and one of which also produces ammonia, ii) a low-carbon methanol production and marketing business, and iii) a currently idled methanol facility in the Netherlands.

The acquisition was funded through a combination of cash and shares issued. The four days of operations and results of the acquired business post-close have been included in the quarterly results ended June 30, 2025. For further details and a summary of the preliminary purchase price allocation, refer to the Liquidity and Capital Resources section on page 13 of the MD&A and Note 10 of the second quarter 2025 condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

FINANCIAL RESULTS

For the second quarter of 2025, we reported net income attributable to Methanex shareholders of $64 million ($0.93 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the first quarter of 2025 of $111 million ($1.44 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the second quarter of 2024 of $35 million ($0.52 net income per common share on a diluted basis).

For the second quarter of 2025, we recorded Adjusted EBITDA of $183 million and Adjusted net income of $66 million ($0.97 Adjusted net income per common share). This compares with Adjusted EBITDA of $248 million and Adjusted net income of $88 million ($1.30 Adjusted net income per common share) for the first quarter of 2025 and Adjusted EBITDA of $164 million and Adjusted net income of $42 million ($0.62 Adjusted net income per common share) for the second quarter of 2024.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and Natgasoline facility (50% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the mark-to-market impact of gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 16 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Consolidated statements of income:
Revenue	$797	$896	$920	$1,693	$1,836
Cost of sales and operating expenses	(581)	(581)	(745)	(1,162)	(1,481)
New Zealand gas sale net proceeds	20	8	—	28	—
Mark-to-market impact of share-based compensation	(7)	(32)	8	(39)	(2)
Adjusted EBITDA attributable to associates	(2)	—	36	(2)	56
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(44)	(43)	(55)	(87)	(85)
Adjusted EBITDA	183	248	164	431	324

Mark-to-market impact of share-based compensation	7	32	(8)	39	2
Depreciation and amortization	(102)	(106)	(101)	(208)	(196)
Finance costs	(51)	(51)	(28)	(102)	(55)
Finance income and other expenses	8	4	3	13	7
Income tax expense	(3)	(36)	(5)	(39)	(11)
Earnings of associates adjustment [1]	(3)	(2)	(16)	(6)	(26)
Non-controlling interests adjustment [2]	25	22	26	48	43
Net income attributable to Methanex shareholders	$64	$111	$35	$176	$88
Net income	$83	$132	$64	$215	$130
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Adjusted EBITDA

Our operations throughout the second quarter of 2025 consisted of a single reporting segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2025 compared with Q1 2025	Q2 2025 compared with Q2 2024	YTD Q2 2025 compared with YTD Q2 2024
Average realized price	$(60)	$43	$171
Sales volume	(12)	(37)	(74)
Geismar 3 delay costs	—	13	38
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	5	13	21
Total cash costs	2	(13)	(49)
Increase in Adjusted EBITDA	$(65)	$19	$107
Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Methanex average non-discounted posted price	605	639	499	623	485
Methanex average realized price	374	404	352	390	348

Methanex’s average realized price for the second quarter of 2025 was $374 per tonne compared to $404 per tonne in the first quarter of 2025 and $352 per tonne in the second quarter of 2024, resulting in a decrease of $60 million and an increase of $43 million in Adjusted EBITDA, respectively. For the six months ended June 30, 2025, our average realized price was $390 per tonne compared to $348 per tonne for the same period in 2024, increasing Adjusted EBITDA by $171 million.

Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the second quarter of 2025 was 106,000 tonnes lower than the first quarter of 2025 and 367,000 tonnes lower compared to the second quarter of 2024 as we adjusted our annual sales portfolio to match our production outlook. The decrease in sales volume in the second quarter of 2025 compared to the first quarter of 2025 decreased Adjusted EBITDA by $12 million. The decrease in sales volume for the second quarter of 2025 compared to the same period in 2024 decreased Adjusted EBITDA by $37 million. For the six months ended June 30, 2025, compared to the same period in 2024, methanol sales volume excluding commission sales volume was 770,000 tonnes lower, decreasing Adjusted EBITDA by $74 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Geismar 3 delay costs
With the start-up of Geismar 3 in Q4 2024, all costs are now operating costs and therefore there are no delay costs in 2025.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

New Zealand gas sale proceeds, net of gas and fixed costs
Since the third quarter of 2024, we have entered into short-term commercial arrangements to provide some natural gas into the New Zealand electricity market to support the country's overall energy balances. Adjusted EBITDA for the second quarter of 2025 includes $13 million of net proceeds less fixed costs, compared to $8 million in the first quarter of 2025, resulting in an increase in Adjusted EBITDA of $5 million compared to the first quarter of 2025. As there were no equivalent transactions in the three or six months ended June 30, 2024, the gas sales resulted in a $13 million and $21 million increase in Adjusted EBITDA compared to those periods, respectively. The amounts do not include the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred, if any. For additional information, refer to Note 9 of the condensed consolidated interim financial statements.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts globally.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q2 2025 compared with Q1 2025	Q2 2025 compared with Q2 2024	YTD Q2 2025 compared with YTD Q2 2024
Methanex-produced methanol costs	$2	$(18)	$(34)
Proportion of Methanex-produced methanol sales	(12)	21	45
Purchased methanol costs	15	4	(13)
Logistics costs	7	(1)	(8)
Other, net	(10)	(19)	(39)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$2	$(13)	$(49)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level. We also purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region.

For the second quarter of 2025 compared to the first quarter of 2025, lower Methanex-produced methanol costs increased Adjusted EBITDA by $2 million. For the second quarter of 2025 compared to the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $18 million. For the six months ended June 30, 2025 compared with the same period in 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $34 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the second quarter of 2025 compared to the first quarter of 2025 a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $12 million. For the second quarter of 2025 compared to the second quarter of 2024, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $21 million. For the six months ended June 30, 2025 compared with the same period in 2024, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $45 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the second quarter of 2025 compared to the first quarter of 2025, the impact of lower purchased methanol costs increased Adjusted EBITDA by $15 million. For the second quarter of 2025 compared to the second quarter of 2024, the impact of lower purchased methanol costs increased Adjusted EBITDA by $4 million. For the six months ended June 30, 2025 compared with the same period in 2024, higher purchased methanol costs decreased Adjusted EBITDA by $13 million.
Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the second quarter of 2025, compared with the first quarter of 2025, increased Adjusted EBITDA by $7 million and for the second quarter of 2025 compared to the second quarter of 2024, decreased Adjusted EBITDA by $1 million. Logistics costs for the six months ended June 30, 2025 were $8 million higher compared to the same period in 2024. Changes in logistics costs are impacted by the mix of production from various plants and the impact on ocean freight of longer supply routes. The lower costs in the second quarter of 2025 compared with the first quarter of 2025 is primarily due to the impact of the G3 outage causing supply chain and vessel plan reconfiguration resulting in lower utilization and therefore higher costs for ocean freight in the first quarter of 2025.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs decreased Adjusted EBITDA by $10 million during the second quarter of 2025 compared to the first quarter of 2025 and decreased Adjusted EBITDA by $19 million compared to the second quarter of 2024. For the six months ended June 30, 2025 compared with the same period in 2024, other costs decreased Adjusted EBITDA by $39 million. The increase in other costs for all periods presented is primarily driven by higher transaction costs relating to the OCI Acquisition.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share price)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Methanex Corporation share price [1]	$33.10	$35.09	$48.26	$33.10	$48.26
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	7	8	7	15	13
Mark-to-market impact [2]	(7)	(32)	8	(39)	(2)
Total share-based compensation expense (recovery), before tax	$—	$(24)	$15	$(24)	$11
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $102 million for the second quarter of 2025 compared to $106 million for the first quarter of 2025 and $101 million for the second quarter of 2024. Compared to the first quarter of 2025, depreciation and amortization in the second quarter of 2025 was lower due to lower sales of Methanex-produced product in the quarter. Depreciation and amortization for the six months ended June 30, 2025 was $208 million compared to $196 million in the same period in 2024.
Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Finance costs before capitalized interest	$51	$51	$44	$102	$88
Less capitalized interest	—	—	(16)	—	(33)
Finance costs	$51	$51	$28	$102	$55

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs for the second quarter of 2025 were similar to the first quarter of 2025 and higher compared to the second quarter of 2024 due to financing fees incurred on the $550 million drawn down on Term Loan A to support the OCI Acquisition and additional interest on new debt issued in the fourth quarter of 2024 (see Note 4 of the second quarter 2025 condensed consolidated interim financial statements for more information). Capitalized interest was lower compared to the second quarter of 2024 as the G3 plant completed its commercial performance tests in the fourth quarter of 2024, whereupon interest ceased to be capitalized.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Finance income, other income and other expenses	$13	$6	$3	$19	$7
New Zealand gas contract mark-to-market impact	2	$(7)	—	(5)	—
Egypt gas supply contract mark-to-market impact	3	$5	—	8	—
Other contracts mark-to-market impact	(10)	$—	—	(10)	—
Finance income and other expenses	$8	$4	$3	$12	$7
Finance income and other expenses was higher during the second quarter of 2025 compared to the first quarter of 2025 and the second quarter of 2024 primarily due to the mark-to-market impact on the New Zealand gas supply contracts and the impact of changes in foreign exchange rates. Refer to Note 8 of the second quarter 2025 condensed consolidated interim financial statements for more information.
Income Taxes

A summary of our income taxes for the second quarter of 2025 compared to the first quarter of 2025 and the six months ended June 30, 2025 compared to the same period in 2024 is as follows:

	Three Months Ended June 30, 2025		Three Months Ended March 31, 2025
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$86	$63	$168	$115
Income tax (expense) recovery	(3)	3	(36)	(27)
Net income	$83	$66	$132	$88
Effective tax rate (recovery)	3%	(5)%	22%	23%

	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$254	$178	$141	$110
Income tax expense	(39)	(24)	(11)	(24)
Net income	$215	$154	$130	$86
Effective tax rate	15%	13%	8%	22%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 22%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 32.5% and Canada is 23.8%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associates and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was negative 5%, reflecting a recovery, for the second quarter of 2025 and 23% for the first quarter of 2025. During the second quarter of 2025 certain outstanding tax disputes were resolved which resulted in a
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

lower tax expense. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 16.

	Three Months Ended		Six Months Ended
($ millions)	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income	$83	$64	$215	$130
Adjusted for:
Income tax expense	3	5	39	11
Losses (earnings) from associates	4	(18)	8	(30)
Share of associates' (losses) income before tax	(6)	26	(10)	41
Net income before tax of non-controlling interests	(21)	(30)	(45)	(40)
Mark-to-market impact of share-based compensation	(7)	8	(39)	(2)
Mark-to-market impact of gas contract revaluations	7	—	10	—
Adjusted net income before tax	$63	$55	$178	$110

Income tax expense	$(3)	$(5)	$(39)	$(11)
Adjusted for:
Inclusion of our share of associates' adjusted tax (expense) recovery	2	(8)	3	(11)
Removal of non-controlling interest's share of tax (expense) recovery	2	1	5	(2)
Tax on mark-to-market impact of share-based compensation	3	(1)	9	—
Tax on mark-to-market impact of gas contract revaluations	(1)	—	(2)	—
Adjusted income tax (expense) recovery	$3	$(13)	$(24)	$(24)
SUPPLY/DEMAND FUNDAMENTALS
Demand
During the second quarter of 2025, global methanol demand was slightly higher compared to the first quarter of 2025 primarily due to higher demand in China from traditional chemical and energy-related applications. Methanol-to-olefins (MTO) operating rates increased in line with higher import levels from Iran as the quarter progressed. In North America and Europe, demand remained relatively stable.

Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as a marine fuel continues to grow. Based on current dual-fueled vessels operating, coupled with the order book for new builds and retrofits, we expect there will be over 420 ships capable of running on methanol on the water in the next five years. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness, methanol supply availability, particularly from Iran, and plant maintenance schedules.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Supply
Global methanol supply gradually improved as the second quarter progressed. The industry experienced few planned or unplanned outages and feedstock restrictions eased in Iran which led to ample supply. As a result, inventory levels increased toward the end of the quarter.

We expect limited capacity additions in the next few years. In Iran, projects under development are progressing slowly due to technical and financing challenges related to sanctions. In addition, operating rates at methanol plants are constrained by gas availability due to depleting gas fields. In China, planned capacity additions are expected to have a high degree of downstream integration and will be somewhat offset by the closure of some inefficient older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the second quarter of 2025 was $374 per tonne compared to $404 per tonne in the first quarter of 2025.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Aug 2025	Jul 2025	Jun 2025	May 2025	Apr 2025
North America	778	795	778	832	891
Europe [2]	621	621	645	645	645
Asia Pacific	370	390	375	390	420
China	350	370	350	350	400
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €530 for Q3 2025 (Q2 2025 – €625) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and are committed to maintaining a strong balance sheet and financial flexibility. At June 30, 2025, our cash balance was $485 million, or $459 million excluding the non-controlling interest portion of $50 million but including our share of cash held by joint ventures of $24 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.

On June 27, 2025 we closed on the OCI Acquisition. The acquired business includes an interest in i) two methanol facilities in Beaumont, Texas which have access to a stable and economic supply of natural gas feedstock and one of which also produces ammonia, ii) a low-carbon methanol production and marketing business, and iii) a currently idled methanol facility in the Netherlands.
Total consideration is comprised of cash of $1.18 billion as per the purchase agreement, equity consideration of 9.9 million common shares, valued at $0.34 billion or $34.14 per share, and preliminary adjustments for debt and working capital of $0.02 billion and $0.09 billion, respectively. Total consideration is based on the fair value of the business at the acquisition date and is subject to customary closing adjustments. The Company funded the cash consideration through a combination of cash on hand and financing arrangements established in 2024 to support the acquisition. These arrangements included the issuance of $600 million in senior unsecured notes and a term loan on which $550 million was drawn.
For further details and a summary of the preliminary purchase price allocation, refer to Note 10 of the second quarter 2025 condensed consolidated interim financial statements.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

The Company has access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. Our facilities have been structured to allow the flexible repayment of the term loan to support our capital allocation priority to de-lever.

A summary of our sources and uses of cash for the three and six months ended June 30, 2025, compared to the same periods in 2024, is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2025	Jun 30 2024	Variance	Jun 30 2025	Jun 30 2024	Variance
Cash provided by operating activities	$277	$163	$114	$592	$246	$346
Cash provided by (used in) financing activities	425	(135)	560	342	(214)	556
Cash used in investing activities	(1,304)	(10)	(1,294)	(1,341)	(64)	(1,277)
Increase (decrease) in cash and cash equivalents	$(602)	$18	$(620)	$(407)	$(32)	$(375)

Cash flows from operating activities in the second quarter of 2025 were $277 million compared to $163 million for the second quarter of 2024. Cash flows from operating activities were higher in the second quarter of 2025 compared to the second quarter of 2024 primarily due to higher earnings from a higher average realized price along with changes in working capital. In the second quarter of 2025, the average realized price was $374/MT compared to $352/MT in the second quarter of 2024. This higher price contributed positively to earnings, with the price impact partially offset by a slight decrease in produced sales volumes. Changes in working capital contributed $62 million to operating cash flows in the second quarter of 2025, compared to a use of $7 million in the second quarter of 2024, primarily driven by a favorable movement in accounts receivable and inventory.

Cash flows from financing activities in the second quarter of 2025 were $425 million compared to $134 million used in the second quarter of 2024. Cash flows from financing activities in the second quarter of 2025 resulted from the Company drawing $545 million, net of financing fees, from Term Loan A on June 27, 2025 to partially fund the cash consideration for the OCI Acquisition. Refer to Note 10 of the second quarter 2025 condensed consolidated interim financial statements for more information. This was partially offset by an increase in distributions to non-controlling interests in the second quarter of 2025 compared to the second quarter of 2024.

In the second quarter of 2025 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.

Cash used in investing activities in the second quarter of 2025 were $1,304 million compared to $10 million used in the second quarter of 2024. Cash flows used in investing activities in the second quarter of 2025 primarily related to the $1,264 million in cash consideration paid, net of cash acquired, in connection with the OCI Acquisition which closed on June 27, 2025. Investing activities also include capital expenditures related to maintenance and major projects.
Capital Projects
Our planned operational capital expenditure directed towards maintenance, turnarounds, and catalyst changes is currently estimated to be approximately $50 million for the remainder of 2025.
CONTROLS AND PROCEDURES
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the design and effectiveness of our internal control over financial reporting, as of June 30, 2025, based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was appropriately designed as of that date. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the OCI Acquisition on June 27, 2025 (refer to Limitations of Controls and Procedures - Limitation on scope of design, below).
Changes in Internal Control Over Financial Reporting
During the second quarter of 2025, we applied additional controls over acquisition accounting in accordance with IFRS 3. Apart from this no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are in the process of integrating the new business into our system of internal control over financial reporting.
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and NI 52-109, are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As of June 30, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of that date.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Limitation on Scope of Design
The Company acquired OCI's global methanol business on June 27, 2025. The financial information for this acquisition is included in Note 10 to the condensed consolidated interim financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ended December 31, 2025.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Natgasoline Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. For our Atlas Facility and Waterfront Shipping, we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. For the Natgasoline Facility, we have joint control of the facility and offtake our share of production to be marketed in our global supply chain and therefore the facility is heavily integrated into our business. We therefore view that these measures, at our share of our facilities, are a better measure of our underlying performance. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income attributable to Methanex shareholders	$64	$111	$35	$176	$88
Mark-to-market impact of share-based compensation	(7)	(32)	8	(39)	(2)
Depreciation and amortization	102	106	101	208	196
Finance costs	51	51	28	102	55
Finance income and other expenses	(8)	(4)	(3)	(13)	(7)
Income tax expense	3	36	5	39	11
Earnings of associates adjustment [1]	3	2	16	6	26
Non-controlling interests adjustment [2]	(25)	(22)	(26)	(48)	(43)
Adjusted EBITDA	$183	$248	$164	$431	$324
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the mark-to-market impact of the gas and other contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2025	Mar 31 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income attributable to Methanex shareholders	$64	$111	$35	$176	$88
Mark-to-market impact of share-based compensation, net of tax	(4)	(26)	7	(30)	(2)
Mark-to-market impact of gas contract revaluations, net of tax	6	3	—	8	—
Adjusted net income	$66	$88	$42	$154	$86
Diluted weighted average shares outstanding (millions)	68	68	67	68	68
Adjusted net income per common share	$0.97	$1.30	$0.62	$2.27	$1.27

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.
QUARTERLY FINANCIAL DATA (UNAUDITED)
Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Jun 30 2025	Mar 31 2025	Dec 31 2024	Sep 30 2024
Revenue	$797	$896	$949	$935
Net income attributable to Methanex shareholders	64	111	45	31
Basic net income per common share	0.95	1.65	0.67	0.46
Diluted net income per common share	0.93	1.44	0.67	0.35
Adjusted EBITDA	183	248	224	216
Adjusted net income	66	88	84	82
Adjusted net income per common share	0.97	1.30	1.24	1.21

	Three Months Ended
($ millions except per share amounts)	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023
Revenue	$920	$916	$922	$823
Net income attributable to Methanex shareholders	35	53	33	24
Basic net income per common share	0.52	0.78	0.50	0.36
Diluted net income per common share	0.52	0.77	0.50	0.36
Adjusted EBITDA	164	160	148	105
Adjusted net income	42	44	35	1
Adjusted net income per common share	0.62	0.65	0.52	0.02
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

Methanex Corporation
Quarterly History (unaudited)

	2025	Q2	Q1	2024	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	3,231	1,528	1,703	6,094	1,455	1,378	1,580	1,681
Purchased methanol	833	451	382	3,471	911	987	766	807
Commission sales [1]	286	154	132	904	198	258	266	182
	4,350	2,133	2,217	10,469	2,564	2,623	2,612	2,670
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	213	53	160	670	143	72	178	277
USA (Geismar)	1,446	829	617	2,529	839	605	514	571
Trinidad (63.1% interest)	353	216	137	956	205	262	231	258
Egypt (50% interest)	260	124	136	460	155	93	129	83
Canada (Medicine Hat)	223	83	140	563	139	142	141	141
Chile	724	295	429	1,180	387	173	229	391
Beaumont	11	11	—	—	—	—	—	—
Natgasoline (50% interest)	10	10	—	—	—	—	—	—
	3,240	1,621	1,619	6,358	1,868	1,347	1,422	1,721
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	390	374	404	355	370	356	352	343
($/gallon)	1.17	1.12	1.21	1.07	1.11	1.07	1.06	1.03

ADJUSTED EBITDA	431	183	248	764	224	216	164	160

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	2.60	0.95	1.65	2.43	0.67	0.46	0.52	0.78
Diluted net income	2.36	0.93	1.44	2.39	0.67	0.35	0.52	0.77
Adjusted net income	2.27	0.97	1.30	3.72	1.24	1.21	0.62	0.65
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 16 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. We own 50% of the Natgasoline methanol facility. A contractual agreement between us and our partners establishes joint control over Natgasoline. As a result, we account for this investment using the equity method of accounting, which results in 50% of the net assets and net earnings of Natgasoline being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas and our 50% equity share in Natgasoline. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2025 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2025 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•the expected benefits of the OCI Acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI Acquisition,
•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for startup of the same,
•expected increase in methanol production of assets to be acquired as part of the OCI Acquisition,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and gross domestic product growth,
•potential impact of tariffs on global economic activity and Methanex,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•Methanex's ability to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•our ability to sustain the designed operating rates of the Geismar 3 plant,
•global and regional economic activity (including industrial production levels) and gross domestic product growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI Acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all,
•unexpected costs or liabilities associated with the OCI Acquisition,
•increased litigation or negative public perception as a result of the OCI Acquisition,
•increased indebtedness of Methanex,
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,

•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2024 Annual Management’s Discussion and Analysis and this Second Quarter 2025 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2025 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 21

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Revenue	$796,505	$920,357	$1,692,979	$1,836,068
Cost of sales and operating expenses	(580,869)	(744,564)	(1,161,515)	(1,480,885)
Depreciation and amortization	(102,232)	(100,651)	(208,335)	(195,861)
New Zealand gas sale net proceeds (note 9)	19,539	—	27,697	—
Operating income	132,943	75,142	350,826	159,322
Earnings (losses) of associates	(4,300)	17,799	(7,896)	29,940
Finance costs (note 3)	(51,216)	(27,684)	(101,913)	(55,360)
Finance income and other expenses (note 8)	8,484	3,242	12,546	6,687
Income before income taxes	85,911	68,499	253,563	140,589
Income tax (expense) recovery:
Current	25,763	(3,454)	5,795	(22,943)
Deferred	(28,446)	(1,378)	(44,535)	12,390
	(2,683)	(4,832)	(38,740)	(10,553)
Net income	$83,228	$63,667	$214,823	$130,036
Attributable to:
Methanex Corporation shareholders	$64,414	$35,221	$175,703	$87,838
Non-controlling interests	18,814	28,446	39,120	42,198
	$83,228	$63,667	$214,823	$130,036

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.95	$0.52	$2.60	$1.30
Diluted net income per common share (note 5)	$0.93	$0.52	$2.36	$1.27

Weighted average number of common shares outstanding (note 5)	67,837,181	67,387,492	67,616,197	67,387,492
Diluted weighted average number of common shares outstanding (note 5)	67,866,633	67,393,886	67,700,546	67,570,631

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net income	$83,228	$63,667	$214,823	$130,036
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 8)	(20,950)	(7,894)	46,654	(30,406)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	9,210	(862)	10,889	(1,493)
Amounts reclassified on discontinuation of hedging relationship (note 8)	—	—	(658)	11,702
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans	—	—	(1,150)	—
Taxes on above items	2,817	(4,007)	(10,723)	(6,092)
	(8,923)	(12,763)	45,012	(26,289)
Comprehensive income	$74,305	$50,904	$259,835	$103,747
Attributable to:
Methanex Corporation shareholders	$55,491	$22,458	$220,715	$61,549
Non-controlling interests	18,814	28,446	39,120	42,198
	$74,305	$50,904	$259,835	$103,747

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2025 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2025	Dec 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$485,376	$891,910
Trade and other receivables	484,305	473,336
Inventories	517,387	453,463
Prepaid expenses	40,670	61,290
Other assets	50,649	30,820
	1,578,387	1,910,819
Non-current assets:
Property, plant and equipment (note 2)	5,435,216	4,197,509
Investment in associates	502,692	101,438
Deferred income tax assets	26,564	204,091
Other assets (note 8)	210,155	183,269
	6,174,627	4,686,307
	$7,753,014	$6,597,126
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$562,737	$546,305
Current maturities on long-term debt (note 4)	41,293	13,727
Current maturities on lease obligations	120,900	122,744
Current maturities on other long-term liabilities	15,246	46,840
	740,176	729,616
Non-current liabilities:
Long-term debt (note 4)	2,914,627	2,401,208
Lease obligations	682,331	695,461
Other long-term liabilities	142,426	150,462
Deferred income tax liabilities	355,035	239,113
	4,094,419	3,486,244
Equity:
Capital stock	731,699	392,201
Contributed surplus	2,057	1,950
Retained earnings	1,779,408	1,629,386
Accumulated other comprehensive income	111,435	70,022
Shareholders' equity	2,624,599	2,093,559
Non-controlling interests	293,820	287,707
Total equity	2,918,419	2,381,266
	$7,753,014	$6,597,126

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	87,838	—	87,838	42,198	130,036
Other comprehensive loss	—	—	—	—	(26,289)	(26,289)	—	(26,289)
Compensation expense recorded for stock options	—	—	75	—	—	75	—	75
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,933)	—	(24,933)	—	(24,933)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(9,947)	(9,947)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	41,551	41,551	—	41,551
Balance, June 30, 2024	67,387,492	$391,924	$1,913	$1,577,169	$38,163	$2,009,169	$274,341	$2,283,510
Net income	—	—	—	76,148	—	76,148	44,061	120,209
Other comprehensive income (loss)	—	—	—	1,003	(2,570)	(1,567)	—	(1,567)
Compensation expense recorded for stock options	—	—	87	—	—	87	—	87
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,934)	—	(24,934)	—	(24,934)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(30,695)	(30,695)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	34,429	34,429	—	34,429
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	—	—	—	175,703	—	175,703	39,120	214,823
Other comprehensive income (loss)	—	—	—	(745)	45,757	45,012	—	45,012
Compensation expense recorded for stock options	—	—	107	—	—	107	—	107
Issue of shares on acquisition	9,944,308	339,498	—	—	—	339,498	—	339,498
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,936)	—	(24,936)	—	(24,936)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(33,007)	(33,007)
Realized hedge gain recognized in cash flow hedges	—	—	—	—	(4,344)	(4,344)	—	(4,344)
Balance, June 30, 2025	77,339,520	$731,699	$2,057	$1,779,408	$111,435	$2,624,599	$293,820	$2,918,419

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$83,228	$63,667	$214,823	$130,036
Add (deduct) losses (earnings) of associates	4,300	(17,799)	7,896	(29,940)
Add dividends received from associates	—	—	—	25,871
Add (deduct) non-cash items:
Depreciation and amortization	102,232	100,651	208,335	195,861
Income tax expense	2,683	4,832	38,740	10,553
Share-based compensation expense (recovery)	523	14,640	(23,701)	11,255
Finance costs	51,216	27,684	101,913	55,360
Other	6,109	(14,174)	6,187	(7,655)
Interest received	8,884	2,624	15,732	6,171
Income taxes paid	(31,693)	(8,764)	(55,262)	(30,513)
Other cash payments and receipts, including share-based compensation	(12,610)	(3,251)	(32,484)	(22,310)
Cash flows from operating activities before undernoted	214,872	170,110	482,179	344,689
Changes in non-cash working capital (note 7)	61,986	(6,691)	109,877	(98,324)
	276,858	163,419	592,056	246,365

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(12,468)	(12,466)	(24,936)	(24,933)
Interest paid	(47,436)	(66,403)	(74,196)	(83,543)
Net draw on Term Loan A	545,965	—	545,965	—
Repayment of long-term debt and financing fees (note 4)	(5,460)	(4,558)	(8,747)	(7,764)
Repayment of lease obligations	(31,844)	(36,512)	(66,128)	(70,702)
Distributions to non-controlling interests	(21,326)	(4,706)	(33,006)	(9,947)
Changes in non-cash working capital related to financing activities (note 7)	(2,812)	(9,598)	3,105	(17,129)
	424,619	(134,243)	342,057	(214,018)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(30,666)	(15,329)	(77,972)	(35,473)
Geismar plant under construction	—	(20,533)	—	(47,591)
Loan repayment from associate	—	22,717	—	30,289
Acquisition of OCI Methanol Business, net of cash acquired (note 10)	(1,263,706)	—	(1,263,706)	—
Changes in non-cash working capital related to investing activities (note 7)	(9,168)	3,026	1,031	(11,461)
	(1,303,540)	(10,119)	(1,340,647)	(64,236)
Increase (decrease) in cash and cash equivalents	(602,063)	19,057	(406,534)	(31,889)
Cash and cash equivalents, beginning of period	1,087,439	407,069	891,910	458,015
Cash and cash equivalents, end of period	$485,376	$426,126	$485,376	$426,126

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2025 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation and material accounting policies:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist primarily of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to customers in Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the material accounting policy added below and except for the adoption of an amendment effective January 1, 2025 to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding the lack of exchangeability. The amendment to IAS 21 did not have a material impact on the Company's consolidated financial statements.
These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 30, 2025.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

Material accounting policies

(a) Business combinations
A business combination is a transaction whereby the Company acquires and obtains control of a set of activities and assets that constitutes a business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create outputs that generate income.

The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at June 30, 2025	$4,759,743	$675,473	$5,435,216
Net book value at December 31, 2024	$3,501,683	$695,826	$4,197,509

a)Owned assets:

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at June 30, 2025	$7,673,091	$242,566	$143,832	$8,059,489
Accumulated depreciation at June 30, 2025	3,123,499	79,268	96,979	3,299,746
Net book value at June 30, 2025	$4,549,592	$163,298	$46,853	$4,759,743
Cost at December 31, 2024	$6,357,420	$242,459	$129,920	$6,729,799
Accumulated depreciation at December 31, 2024	3,059,060	73,219	95,837	3,228,116
Net book value at December 31, 2024	$3,298,360	$169,240	$34,083	$3,501,683

b)Right-of-use assets:

	Ocean Going Vessels	Terminals, Tanks and Rail	Other	Total
Cost at June 30, 2025	$888,916	$380,059	$77,793	$1,346,768
Accumulated depreciation at June 30, 2025	396,344	237,374	37,577	671,295
Net book value at June 30, 2025	$492,572	$142,685	$40,216	$675,473
Cost at December 31, 2024	$935,169	$366,549	$58,362	$1,360,080
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$528,762	$143,978	$23,086	$695,826
3. Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Finance costs	$51,216	$43,923	$101,913	$87,594
Less capitalized interest related to Geismar plant under construction	—	(16,239)	—	(32,234)
	$51,216	$27,684	$101,913	$55,360

Finance costs are primarily comprised of interest on the unsecured notes, Term Loan A, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant commenced production at full operating rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date that the facility commenced commercial operations.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

4.    Long-term debt:

As at	Jun 30 2025	Dec 31 2024
Unsecured notes
$700 million at 5.125% due October 15, 2027	$696,760	$696,104
$700 million at 5.25% due December 15, 2029	696,692	696,395
$600 million at 6.25% due March 15, 2032	586,089	585,562
$300 million at 5.65% due December 1, 2044	295,878	295,820
	2,275,419	2,273,881
Term Loan A at SOFR plus applicable margin	545,965	—
Other limited recourse debt facilities
5.58% due through June 30, 2031	46,500	49,450
5.35% due through September 30, 2033	56,465	59,138
5.21% due through September 15, 2036	31,571	32,466
Total long-term debt [1]	2,955,920	2,414,935
Less current maturities [1]	(41,293)	(13,727)
	$2,914,627	$2,401,208
1    Long-term debt and current maturities are presented net of deferred financing fees.
At June 30, 2025, the Company has access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

On June 27, 2025, the Company drew $550 million on Term Loan A to partially fund the cash consideration for the OCI Acquisition. Refer to Note 10 - Agreement to acquire OCI Global's methanol business. The facility consists of two tranches: $275 million with a term of three years from the closing date, and $275 million with a term of four years from closing date.

The facilities, comprising the existing revolving credit facility and Term Loan A, were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
c)if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The facilities are partially secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity, and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.

Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at June 30, 2025, management believes the Company was in compliance with all covenants related to long-term debt obligations.

Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
5.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three and six months ended June 30, 2025, and six months ended June 30, 2024 and an adjustment was required for the numerator. For the three months ended June 30, 2024, the cash-settled method was more dilutive, and no adjustment was required for the numerator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and six months ended June 30, 2025 and 2024, stock options were dilutive, resulting in an adjustment to the denominator. For the three and six months ended June 30, 2025, and six months ended June 30, 2024, TSARs were dilutive, resulting in an adjustment to the denominator. For the three months ended June 30, 2024, TSARs were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Numerator for basic net income per common share	$64,414	$35,221	$175,703	$87,838
Adjustment for the effect of TSARs:
Cash-settled (recovery) expense included in net income	(111)	—	(12,726)	846
Equity-settled expense	(1,448)	—	(2,921)	(2,658)
Numerator for diluted net income per common share	$62,855	$35,221	$160,056	$86,026

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Denominator for basic net income per common share	67,837,181	67,387,492	67,616,197	67,387,492
Effect of dilutive stock options	711	6,394	1,847	6,686
Effect of dilutive TSARs	28,741	—	82,502	176,453
Denominator for diluted net income per common share	67,866,633	67,393,886	67,700,546	67,570,631
6.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:

Information regarding units outstanding at June 30, 2025 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2024	366,274	$45.77	1,820,098	$45.21
Granted	75,900	41.37	255,400	41.37
Exercised	—	—	(7,440)	29.27
Expired	(87,800)	54.65	(272,400)	54.65
Outstanding at March 31, 2025	354,374	$42.63	1,795,658	$43.29
Granted	—	—	18,250	31.45
Outstanding at June 30, 2025	354,374	$42.63	1,813,908	$43.17

	Units Outstanding at June 30, 2025			Units Exercisable at June 30, 2025
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	2.04	90,318	$32.73	90,318	$32.73
$41.37 to $50.49	5.56	237,796	44.74	89,344	47.54
$57.60	0.68	26,260	57.60	26,260	57.60
	4.30	354,374	$42.63	205,922	$42.32
TSARs:
$29.27 to $38.79	2.24	617,015	$33.29	598,765	$33.35
$41.37 to $50.49	5.24	921,883	45.27	441,671	47.87
$57.60 to $78.59	0.66	275,010	58.33	275,010	58.33
	3.53	1,813,908	$43.18	1,315,446	$43.45

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2025 was $12.2 million compared to the recorded liability of $9.7 million. The difference between the fair value and the recorded liability of $2.5 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value was estimated at June 30, 2025 using the Black-Scholes option pricing model.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

For the three months and six months ended June 30, 2025, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expense of $0.1 million (2024 - an expense of $5.4 million) and a recovery of $15.2 million (2024 - an expense of $2.3 million), respectively. This included a recovery of $2.1 million (2024 - an expense of $3.3 million) and a recovery of $19.2 million (2024 - a recovery of $1.5 million), related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2025 and 2024, respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at June 30, 2025 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2024	154,794	315,355	601,502
Granted	22,146	131,518	233,579
Performance factors impact on redemption [1]	—	—	79,240
Granted in-lieu of dividends	924	1,821	3,212
Redeemed	—	(83,482)	(272,512)
Cancelled	—	(1,866)	(2,211)
Outstanding at March 31, 2025	177,864	363,346	642,810
Granted	1,723	5,890	—
Granted in-lieu of dividends	995	1,804	3,309
Redeemed	—	(15,728)	—
Cancelled	—	(4,956)	(4,466)
Outstanding at June 30, 2025	180,582	350,356	641,653
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2025.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2025 was $33.1 million compared to the recorded liability of $22.5 million. The difference between the fair value and the recorded liability of $10.6 million will be recognized over the weighted average remaining vesting period of approximately 2.0 years.
For the three and six months ended June 30, 2025, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $0.6 million (2024 - an expense of $9.2 million) and a recovery of $8.6 million (2024 - an expense of $8.7 million), respectively. This included a recovery of $4.8 million (2024 - an expense of $4.6 million) and a recovery of $19.4 million (2024 - a recovery of $0.7 million), related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2025 and 2024 respectively.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

7.Changes in non-cash working capital:
Changes in non-cash working capital for the three months ended June 30, 2025 and 2024 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Changes in non-cash working capital:
Trade and other receivables	$(87,423)	$14,872	$(10,969)	$(31,534)
Inventories	(107,327)	(63,101)	(63,924)	(31,574)
Prepaid expenses	(1,271)	3,326	20,620	13,261
Trade, other payables and accrued liabilities	72,089	3,463	16,432	(77,162)
	(123,932)	(41,440)	(37,841)	(127,009)
Adjustments for items not having a cash effect, working capital changes relating to taxes and interest paid, and amounts acquired	173,938	28,177	151,854	95
Changes in non-cash working capital having a cash effect	$50,006	$(13,263)	$114,013	$(126,914)

These changes relate to the following activities:
Operating	$61,986	$(6,691)	$109,877	$(98,324)
Financing	(2,812)	(9,598)	3,105	(17,129)
Investing	(9,168)	3,026	1,031	(11,461)
Changes in non-cash working capital	$50,006	$(13,263)	$114,013	$(126,914)

8.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Jun 30 2025	Dec 31 2024
Maturities	2025 - 2034	2025 - 2032
Notional quantity [1]	338,190	310,520
Notional quantity per day, annualized [1]	40 - 210	50 - 210
Notional amount	$1,148,303	$1,048,973
Net fair value	$139,129	$89,632
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Jun 30 2025	Dec 31 2024
Other current assets	$43,329	$25,760
Other non-current assets	121,377	100,683
Other current liabilities	(5,929)	(14,708)
Other long-term liabilities	(19,648)	(22,103)
Net fair value	$139,129	$89,632
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2025, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of $32.7 million euros (December 31, 2024 - $29.7 million euros). The euro contracts had a negative fair value of $3.1 million included in Other current liabilities (December 31, 2024 - positive fair value of $2.0 million included in Other current assets).
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Change in fair value of cash flow hedges	$(229,211)	$221,112	$(49,626)	$(95,919)
Forward element excluded from hedging relationships	208,261	(229,006)	96,280	65,513
	$(20,950)	$(7,894)	$46,654	$(30,406)
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$164,706	$180,698	$44,289	$86,632	$33,921	$15,856
Natural gas forward contracts liabilities	(25,577)	(33,178)	(5,966)	(2,986)	(3,308)	(20,918)
Euro forward exchange contracts	(3,079)	(3,079)	(3,079)	—	—	—
	$136,050	$144,441	$35,244	$83,646	$30,613	$(5,062)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2025		December 31, 2024
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,976,859	$2,902,969	$2,437,286	$2,348,705

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The carrying value of Term Loan A approximates fair value. The fair value of the Company’s long term debt will fluctuate until maturity.
Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At June 30, 2025 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $21.9 million recorded in Other non-current assets (December 31, 2024 - $14.3 million). Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+6/-7 million
Methanol price forecast	Regional pricing relevant to term of contract	+/- $25 per MT	$-6/+8 million
Discount rate	6.99%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

Fair value - Level 3 instrument - New Zealand natural gas supply contracts
The Company holds a long-term natural gas supply contract expiring in 2029 with OMV New Zealand ("OMV"), one of the largest gas suppliers in New Zealand. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol. The Company also holds short-term gas supply contracts with other gas suppliers in New Zealand.
During 2024, the Company entered into short-term commercial arrangements to provide its contracted natural gas into the New Zealand electricity market. Refer to Note 9 of the second quarter 2025 condensed consolidated interim financial statements for more information. The on-sale of natural gas has impacted the accounting assessment for the contracts whereby they are now considered derivatives to be measured at fair value.
The New Zealand wholesale gas market is relatively small and concentrated as there are a limited number of suppliers and consumers. There is a limited observable, liquid spot market and no forward curve for natural gas in New Zealand. The gas trading platform used to facilitate short-term balance in the gas market trades inconsequential volumes relative to the scope of the Company’s gas consumption and the overall gas market. The Company does not believe transactions on this platform take place with sufficient frequency and volume to provide pricing information.
Due to the absence of an observable market price for equivalent or similar contracts to measure fair value, we have estimated fair value using an economic model. The model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We have considered market participant assumptions in establishing the model inputs and determining fair value, including potential sharing mechanisms for gas on-sales to consider the change in the local market gas supply and demand conditions since contract inception.
At June 30, 2025 the fair value associated with the remaining term of the natural gas supply contracts including consideration of on-sales is $4.3 million recorded in Other non-current assets (December 31, 2024 - $8.7 million). Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the economic model valuation to changes in these inputs:

Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
New Zealand forward electricity pricing	$100 - $240 NZD$/MWH	+/- $50 NZD/MWH	$-1/+ 2 million
Methanol price forecast	Regional pricing relevant to term of contract	+/- $25 per MT	$-/+0 million
Natural gas availability	Annual estimates based on third party forecasts	+/- 10%	$+1/-0 million

It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
9.New Zealand gas sale net proceeds:
Since the third quarter of 2024, the Company has entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $19.5 million of net proceeds in the three months ended June 30, 2025 and $27.7 million of net proceeds in the six months ended June 30, 2025 relating to gas provided. The net proceeds do not consider deductions for fixed costs and the impact of lost margin on the sale of methanol that was not produced in the period and any additional supply chain costs incurred.
10.Agreement to acquire OCI Global's methanol business:
On June 27, 2025 we closed on the OCI Acquisition. The acquired business includes an interest in i) two methanol facilities in Beaumont, Texas which have access to a stable and economic supply of natural gas feedstock and one of which also produces ammonia, ii) a low-carbon methanol production and marketing business, and iii) a currently idled methanol facility in the Netherlands.
Total consideration is comprised of cash of $1.18 billion as per the purchase agreement, equity consideration of 9.9 million common shares, valued at $0.34 billion or $34.14 per share, and preliminary adjustments for debt and working capital of $0.02 billion and $0.09 billion, respectively. Total consideration is based on the fair value of the business at the acquisition date and

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

is subject to customary closing adjustments. The Company funded the cash consideration through a combination of cash on hand and financing arrangements established in 2024 to support the acquisition. These arrangements included the issuance of $600 million in senior unsecured notes and a term loan on which $550 million was drawn. This purchase has been accounted for as a business combination using the acquisition method of accounting. No contingent consideration arrangements were part of the transaction.
The following table summarizes the fair value of identified assets and liabilities assumed at the date of acquisition. The provisional allocation of consideration is based on management's estimates, judgments and assumptions. These estimates, judgments and assumptions are subject to change and may be refined based on final customary closing adjustments, and as such, all values below are preliminary. The purchase price allocation adjustments can be made through to the end of the Company’s measurement period, which is not to exceed one year from the acquisition date.

($ millions except per share amounts)	Jun 27 2025
Cash and cash equivalents	$31,093
Trade and other receivables	144,532
Inventories	95,506
Prepaid expenses	7,566
Other assets	6,584
Deferred income tax assets	3,090
Property, plant, and equipment	1,322,030
Investment in associates	409,150
Total Assets	2,019,551
Trade, other payables, and accrued liabilities	(116,794)
Lease obligations	(16,741)
Deferred income tax liabilities	(240,917)
Other long-term liabilities	(10,800)
Total Liabilities	(385,252)
Net assets acquired	$1,634,299
From June 27 to June 30, 2025, the acquired business contributed an immaterial amount of revenue and profit and loss to the Company’s consolidated results.
Acquisition costs of $30 million were incurred in connection with the acquisition in the current year. These costs have been expensed as incurred with $24 million recorded within cost of sales and operating expenses and $6 million recorded in other expenses in the consolidated statement of income.
Proforma disclosures
Pro forma amounts reflect the results of Methanex and the acquired OCI business as if the acquisition had occurred on January 1, 2025.

Six months ended June 30, 2025 (millions)	Pro forma
Revenue	$2,161,599
Net Income	241,780
The pro forma financial information above is presented for illustrative purposes only and is based on unaudited financial information. It not intended to represent what the actual results of operations would have been had the acquisition occurred on January 1, 2025, nor is it necessarily indicative of future results of operations.

METHANEX CORPORATION 2025 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 30, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary